FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02050770

PE 8-1-02

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of: **August, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated August 9, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES SECOND QUARTER RESULTS

VANCOUVER, B.C., August 9, 2002 --- Clearly Canadian Beverage Corporation (TSE: CLV; NASDAQ: CCBC) reported financial results for its second fiscal quarter ended June 30, 2002. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS).

As previously announced (February 27, 2002), during the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). **As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the "continuing operations" for the three months ended June 30th, 2002 and the six months ended June 30th, 2002.** Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the second quarter of 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for dealing with discontinued operations.

Results of Continuing Operations for the second quarter of 2002:
Earnings (loss) before interest, taxes, depreciation and amortization ("EBITDA") for the three months ended June 30, 2002 were $(276,000) on sales revenues of $6,365,000 compared to EBITDA of $(15,000) on revenues of $7,617,000 for the comparable period in 2001. EBITDA for the six months ended June 30, 2002 were $(109,000) on sales revenues of $11,783,000 compared to EBITDA of $100,000 on revenues of $12,779,000 for the same period in 2001. Management believes that the decline in sales for the six months ended June 30, 2002 is attributable to a decline in Clearly Canadian brand sales brought on primarily by significant consolidation within the direct store distribution system currently used by the Company. The Company is focused on improving its distribution system in those regions affected by the consolidation in an effort to increase the availability of the Clearly Canadian brand. The decline in the Company's Clearly Canadian brand sales has, to a great extent, been offset by an increase in sales of the Company's Reebok fitness water beverage initiative.

Gross profit for the three months ended June 30, 2002 was $1,992,000 (31.3%) compared to $2,890,000 (37.9%) for the same period in 2001. Gross profit for the six months ended June 30, 2002 was $3,880,000 (32.9%) compared to $4,931,000 (38.6%) for the six months ended June 30, 2001. The decrease of the Company's gross profit is primarily attributed to the change in the overall sales mix of the Company's brands in the first six months of 2002. This change in sales mix reflects the increase in sales of Reebok beverages and the reduced sales of Clearly Canadian brand beverages.

Selling, general and administrative expenses were $2,268,000 for the three months ended June 30, 2002 compared $2,905,000 for the same period in 2001. Selling, general and administrative expenses were $3,989,000 for the six months ending June 30, 2002 compared to $4,831,000 for the same period in 2001. The significant decline in selling, general and administrative expenses is consistent with the Company's new operating structure that reflects the sale of the two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002).

. . ./3

Net income (loss) for the three months ended June 30, 2001 was $(359,000) or $(0.05) per share, compared to $1,394,000, or $0.21 per share, for the same period in 2001. Net income (loss) for the six months ended June 30, 2002 was $(295,000) or $(0.04) per share, compared to $690,000 or $0.10 per share for the six months ended June 30, 2001. Net income for the six months ended June 30, 2001 includes a net gain of $2,213,000 on the disposal of the assets related to the Company's home and office five gallon water business.

"We believe our Clearly Canadian brand sales for the first two quarters of this year do not fully reflect our recent initiatives to increase brand awareness and trial, including the addition of two new flavours for the Clearly Canadian line-up and the introduction of a further evolution of the 14 oz. package design," said Douglas Mason, President of Clearly Canadian Beverage Corporation.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tre Limone™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's analysis of its product distribution systems and the Company's expectations regarding the effects of its restructuring efforts and its promotional and marketing activities and the potential benefits of such efforts and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 12th day of August, 2002.

<u>CLEARLY CANADIAN BEVERAGE CORPORATION</u>
(*Registrant*)

By: ______________________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\releases\0809\form6k.doc

CLEARLY
CANADIAN®

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES SECOND QUARTER RESULTS

VANCOUVER, B.C., August 9, 2002 --- Clearly Canadian Beverage Corporation (TSE: CLV; NASDAQ: CCBC) today reported financial results for its second fiscal quarter ended June 30, 2002. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS).

As previously announced (February 27, 2002), during the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). **As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the "continuing operations" for the three months ended June 30th, 2002 and the six months ended June 30th, 2002.** Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the second quarter of 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for dealing with discontinued operations.

Results of Continuing Operations for the second quarter of 2002:
Earnings (loss) before interest, taxes, depreciation and amortization ("EBITDA") for the three months ended June 30, 2002 were $(276,000) on sales revenues of $6,365,000 compared to EBITDA of $(15,000) on revenues of $7,617,000 for the comparable period in 2001. EBITDA for the six months ended June 30, 2002 were $(109,000) on sales revenues of $11,783,000 compared to EBITDA of $100,000 on revenues of $12,779,000 for the same period in 2001. Management believes that the decline in sales for the six months ended June 30, 2002 is attributable to a decline in Clearly Canadian brand sales brought on primarily by significant consolidation within the direct store distribution system currently used by the Company. The Company is focused on improving its distribution system in those regions affected by the consolidation in an effort to increase the availability of the Clearly Canadian brand. The decline in the Company's Clearly Canadian brand sales has, to a great extent, been offset by an increase in sales of the Company's Reebok fitness water beverage initiative.

Gross profit for the three months ended June 30, 2002 was $1,992,000 (31.3%) compared to $2,890,000 (37.9%) for the same period in 2001. Gross profit for the six months ended June 30, 2002 was $3,880,000 (32.9%) compared to $4,931,000 (38.6%) for the six months ended June 30, 2001. The decrease of the Company's gross profit is primarily attributed to the change in the overall sales mix of the Company's brands in the first six months of 2002. This change in sales mix reflects the increase in sales of Reebok beverages and the reduced sales of Clearly Canadian brand beverages.

Selling, general and administrative expenses were $2,268,000 for the three months ended June 30, 2002 compared $2,905,000 for the same period in 2001. Selling, general and administrative expenses were $3,989,000 for the six months ending June 30, 2002 compared to $4,831,000 for the same period in 2001. The significant decline in selling, general and administrative expenses is consistent with the Company's new operating structure that reflects the sale of the two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002).

(more)

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Ave., West Vancouver British Columbia, Canada V7V 1E1
Telephone (604) 922-8100
Facsimile (604) 922-8195
TOLL FREE IN U.S.A 1-800-663-5658
TOLL FREE IN CANADA 1-800-663-0227

Net income (loss) for the three months ended June 30, 2001 was $(359,000) or $(0.05) per share, compared to $1,394,000, or $0.21 per share, for the same period in 2001. Net income (loss) for the six months ended June 30, 2002 was $(295,000) or $(0.04) per share, compared to $690,000 or $0.10 per share for the six months ended June 30, 2001. Net income for the six months ended June 30, 2001 includes a net gain of $2,213,000 on the disposal of the assets related to the Company's home and office five gallon water business.

"We believe our Clearly Canadian brand sales for the first two quarters of this year do not fully reflect our recent initiatives to increase brand awareness and trial, including the addition of two new flavours for the Clearly Canadian line-up and the introduction of a further evolution of the 14 oz. package design," said Douglas Mason, President of Clearly Canadian Beverage Corporation.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tre Limone™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's analysis of its product distribution systems and the Company's expectations regarding the effects of its restructuring efforts and its promotional and marketing activities and the potential benefits of such efforts and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Stuart R. Ross, Chief Financial Officer

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clearly Canadian Beverage Corporation

Consolidated Statement of Operations and Deficit

For the Six months ended June 30, 2002 and 2001

(Stated in Thousands of United States Dollars)

	Unaudited for the 3 months ended June 30 2002	Unaudited for the 3 months ended June 30 2001	Unaudited for the 6 months ended June 30 2002	Unaudited for the 6 months ended June 30 2001
Sales	$ 6,365	7,617	$ 11,783	12,779
Cost of Sales	4,373	4,727	7,903	7,848
Gross Profit	1,992	2,890	3,880	4,931
Selling, General and Administrative Expenses	2,268	2,905	3,989	4,831
Amortization	105	290	217	589
Earnings (loss) before the following:	(381)	(305)	(326)	(489)
Gain on sale of assets	18	(34)	18	(34)
Other income (expense) - net	4	4	13	36
Loss from continuing operations - before income taxes	(359)	(335)	(295)	(487)
Provision for income taxes	-	-	-	-
Loss from continuing operations	(359)	(335)	(295)	(487)
Earnings from discontinued operations	-	1,729	-	1,177
Net earnings (loss) for the period	(359)	1,394	(295)	690
Deficit - beginning of period	(48,920)	(40,935)	(48,984)	(40,231)
Deficit - end of period	$ (49,279)	(39,541)	$ (49,279)	(39,541)
Earnings (loss) per share from continuing operations	$ (0.05)	(0.05)	$ (0.04)	(0.07)
Net earnings (loss) per share	$ (0.05)	0.21	$ (0.04)	0.10
Weighted average shares outstanding	6,668,264	6,640,682	6,654,549	6,640,682

Clearly Canadian Beverage Corporation

Consolidated Balance Sheet
As At June 30, 2002 and December 31, 2001
(Stated in Thousands of United States Dollars)

		Unaudited	
		June 30 2002	December 31 2001
ASSETS			
Current			
Cash and cash equivalents	$	98	226
Accounts receivable		3,257	2,334
Inventories		3,534	2,304
Prepaid expenses, deposits and other assets		577	111
		7,466	4,975
Long term investments		95	152
Distribution rights		1,913	1,913
Property, plant and equipment		5,690	9,978
Other Assets		354	
	$	15,518	17,018
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$	6,340	$ 5,130
Current portion of long term debt		3	347
		6,343	5,477
Long-term debt		1,271	3,252
		7,614	8,729
SHAREHOLDERS' EQUITY			
Share Capital			
Issued 7,043,682 (2001 - 7,013,682) without par value			
Outstanding 6,670,682 (2001 - 6,640,682)		58,237	58,208
Warrants 662,740 (2001 - 692,740)		415	423
Cumulative translation adjustment		(1,469)	(1,358)
Retained earnings (deficit)		(49,279)	(48,984)
		7,904	8,289
	$	15,518	17,018